Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Direct Dial: 215.564.8077

January 27, 2017

Filed Via EDGAR (CIK # 0000768847)

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE:	VanEck Funds (the “Registrant”)
File Nos. 002-97596 and 811-04297

Ladies/Gentlemen:

On behalf of the Registrant, submitted herewith via the EDGAR system is Post-Effective Amendment No. 137/138 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A containing two prospectuses for the VanEck NDR Managed Allocation Fund (the “Fund”), one relating to Class T shares (the “Class T Prospectus”), and one relating to Class A, Class I and Class Y shares (the “Multi-Class Prospectus”). The Amendment is being filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”).

The Class T Prospectus is being filed to register Class T shares of the Fund. The Multi-Class Prospectus is being filed to add disclosure to the Fund’s prospectus related to certain scheduled variations in, and eliminations of, Class A sales charges for a specific intermediary (“Class A Sales Charge Variation Disclosures”) pursuant to the IM Guidance Update No. 2016-06 released by the U.S. Securities and Exchange Commission (the “Commission”) on December 15, 2016 (the “Guidance”). The Amendment relates only to the Fund and does not otherwise delete, amend, or supersede any information relating to any prospectus or statement of additional information (“SAI”) of the Registrant’s other series of shares.

Pursuant to Release No. 13768 under the 1940 Act and the Guidance, the Registrant believes that portions of the Amendment may be eligible for selective review because they are not substantially different from the disclosure previously reviewed by the Commission. The Staff previously reviewed the Fund’s complete registration statement in 2016 in connection with a Rule 485(a) filing filed on February 19, 2016, as Post-Effective Amendment Nos. 130/131, Accession No. 0000930413-16-005581 (“PEA Nos. 130/131”), which did not include Class T shares or Class A Sales Charge Variation Disclosures. The primary material changes from the Amendment as compared to PEA Nos. 130/131 are provisions in the Fund’s prospectuses and SAI relating to the addition of Class T shares and the Class A Sales Charge Variation Disclosures.

The sections of the Class T Prospectus that we believe contain the new information related to the Class T shares are:

•	Fund Fees and Expenses

•	Performance

•	How to Buy, Sell or Transfer Shares

•	How to Choose a Class of Shares

•	Sales Charges

•	Management of the Fund and Service Providers: Plan of Distribution (12b-1 Plan)

•	Appendix A

The sections of the Multi-Class Prospectus that we believe contain the new information related to the Class A Sales Charge Variation Disclosures are:

•	Fund Fees and Expenses

•	Performance

•	Sales Charges

•	Appendix A

The sections of the SAI that we believe contain the new information related to the Class T shares and the Class A Sales Charge Variation Disclosures are:

•	Plan of Distribution (12b-1 Plan)

•	Purchase of Shares

•	Availability of Discounts

•	Class Conversions

In addition, on January 27, 2017, the Registrant intends to file a request for relief under Rule 485(b)(1)(vii) with respect to the addition of Class T shares and Class A Sales Charge Variation Disclosures in order to avoid the need to file multiple Rule 485(a) filings for the other series of the Registrant that will be adding Class T shares and Class A Sales Charge Variation Disclosures in connection with the recent rule and exemptions adopted by the Department of Labor designed to address conflicts of interest in retirement advice. The requested relief will be filed as correspondence for the Registrant via the EDGAR system and will identify the Amendment as the Template Filing on which the relief would be granted pursuant to the instructions provided in the Guidance. The identification of the Registrant’s series that intend to rely on the requested relief will be included in Schedule A to the request letter filed in the correspondence filing.

The Registrant intends, prior to the effective date of the Amendment, to file a subsequent post-effective amendment, pursuant to Rule 485(b) under the 1933 Act, for the purposes of: (i) responding to any comments conveyed by the Commission staff on the Amendment; (ii) updating financial and certain other information contained in the prospectuses and the statement of additional information; and (iii) making certain non-material changes. Please direct any comments or questions regarding this filing to me at the number above.

Sincerely,

/s/ Fabio Battaglia
Fabio Battaglia

cc: Jonathan R. Simon